Exhibit 11

       THE INTERPUBLIC GROUP OF COMPANIES, INC. AND ITS SUBSIDIARIES
        SUPPLEMENTAL COMPUTATION OF EARNINGS PER SHARE (unaudited)

               (Dollars in Thousands Except Per Share Data)


                                          Three Months Ended March 31
Basic                                           1998           1997

Net income                                  $     35,840   $     29,431

Weighted average number of common shares
  outstanding                                132,394,115    126,734,506


Earnings per common and
  common equivalent share                   $        .27   $        .23

                                          Three Months Ended March 31
Diluted <F1>                                    1998          1997

Net income                                  $     35,840   $     29,431
Add:
Dividends paid net of related income tax
  applicable to restricted stock                     123             91
Net income, as adjusted                     $     35,963   $     29,522
Weighted average number of common shares
  outstanding                                132,394,115    126,734,506
Weighted average number of incremental shares
  in connection with restricted stock
  and assumed exercise of stock options        5,051,940      3,934,750
        Total                                137,446,055    130,669,256
Earnings per common and common equivalent
  share                                     $        .26   $        .23

<F1> The computation of diluted EPS for 1998 excludes the assumed conversion of the 1.80% Convertible Subordinated Notes because they were anti-dilutive. Similarly, the computation of diluted EPS for 1997 excludes the assumed conversion of the 3 3/4% Convertible Subordinated Debentures as they were anti-dilutive.